         Mr. Young has been a general partner of Eos Partners since January 1994. From February 1989 through January 1992, Mr. Young served as President of MBCI. He was a general partner of Odyssey Partners from February 1986 to December 1993. He is also Chairman of the Board of Gundle Environmental Systems, Inc., and a Director of MBCl, Archer Resources Ltd. and The Caldor Corporation.

         Mr. Kwait has been a principal of Odyssey Partners since August 1989. He is also a Director of The Scotsman Group, Inc.


                BOARD OF DIRECTORS AND CERTAIN BOARD COMMITTEES

         The Company's Board of Directors held five meetings during the fiscal year ended April 2, 1995 ("fiscal 1995"). Each director attended at least seventy-five percent (75 %) of the aggregate of the number of meetings of the Board of Directors and any committee of which he is a member.

         During fiscal 1995, directors who were not employees of the Company received directors' fees of $7,500 per annum and an additional fee of $375 for each meeting of the Board of Directors attended in person. In addition, the Company maintains directors' and officers' liability insurance.


Audit Committee

         The Board has an Audit Committee, consisting of Messrs. Young (as Chairman) and Andrews. The Audit Committee's duties include recommending to the Board of Directors the appointment of the independent auditors of the Company, reviewing with the independent auditors their report and the Company's accounting policies, procedures and internal controls, as well as any recommendations, reviewing the independent auditor's fees for audit and non-audit services, and determining whether there are any conflicts of interest in financial or business matters between the Company and any of its officers or employees. The Audit Committee met once in fiscal 1995.


Compensation Committee

         The Board has a Compensation Committee, consisting of Messrs. Barker (as Chairman), Norred and Fisher. The Compensation Committee is responsible for reviewing and approving the compensation of the executive officers of the Company, and approving and recommending changes to the incentive plans for executive officers of the Company. The Compensation Committee met once in fiscal 1995.


Option Committee

         The Board has an Option Committee, consisting of Messrs. Young (as Chairman) and Friedman. The Option Committee is responsible for administering the Company's stock option plans. The Option Committee met once in fiscal 1995.

Nomination Procedures

         The Company does not have a standing nominating committee. The Board of Directors, however, is responsible for the evaluation and recommendation of qualified nominees, as well as other matters pertaining to Board composition and size. The Board will give appropriate consideration to qualified persons recommended by stockholders for nomination as director in accordance with the Company's By-Laws.

             EXECUTIVE OFFICERS, COMPENSATION AND OTHER INFORMATION

Executive Officers

         Set forth below are the names, ages and offices held by the executive officers of the Company.


NAME                                                    AGE                             POSITIONS WITH THE COMPANY
Warren B. Phelps, III . . . . . . . . . .                48                   Chairman of the Board and Chief
                                                                              Executive Officer

Gilbert Cabral  . . . . . . . . . . . . .                47                   President and Chief Operating Officer

Francine M. Good  . . . . . . . . . . . .                47                   Chief Financial Officer, Vice President,
                                                                              Treasurer and Secretary

Kenneth R. Guy  . . . . . . . . . . . . .                52                   Vice President Marketing and Corporate
                                                                              Strategy

Simon L. Lam  . . . . . . . . . . . . . .                47                   Vice President Product Development

Wallace D. Olson  . . . . . . . . . . . .                43                   Vice President Operations

         Executive officers of the Company are elected by and serve at the discretion of the Board of Directors. Set forth below is a brief description of the business experience of all executive officers, except Warren B. Phelps,
111. For information concerning the business experience of Mr. Phelps, who is also the Chairman of the Board of Directors, see "Information Regarding the Board of Directors and Nominees.

         GILBERT CABRAL has held the position of President of the Company since September 1988. Mr. Cabral became Chief Operating Officer of the Company in February 1992.

         FRANCINE M. GOOD was appointed Treasurer and Secretary of the Company in October 1992. She has held the position of Chief Financial Officer and Vice President of the Company since February 1992. She was Controller and Assistant Treasurer of the Company from September 1989 to February 1992.

         KENNETH R. GUY has held the position of Vice President Marketing and Corporate Strategy of the Company since July 1994 and was Vice President Corporate Strategy of the Company from September 1988 to July 1994.

         SIMON L. LAM has held the position of Vice President Product Development of the Company since November 1990. He was Assistant Vice President Product Development from November 1989 to November 1990.

         WALLACE D. (DWIGHT) OLSON has held the position of Vice President Operations of the Company since August 1988.

SECTION 16 MATTERS

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and beneficial owners of ten percent (10%) of the Common Stock outstanding to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the National Association of Securities Dealers Automated Quotation System's National Market System, and to furnish the Company with copies of all Section 16(a) forms they file.

         Based on its review of the copies of such forms received by it and on written representations from the Company's directors and executive officers that no Forms 5 were required for those persons, the Company believes that, during fiscal 1995, all filing requirements applicable to its directors, executive officers and beneficial owners of ten percent (10%) of the Common Stock outstanding were complied with by such persons.


SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

         The following table sets forth all cash compensation paid by the Company and its subsidiaries, as well as other compensation paid or accrued, to the Company's chief executive officer and to the four most highly compensated executive officers of the Company whose annual salary and bonus in fiscal 1995 exceeded $100,000 (collectively, the "Named Executive Officers") for each of the fiscal years in the three-year period ended April 2, 1995.


                           SUMMARY COMPENSATION TABLE



                                          ANNUAL COMPENSATION                       LONG TERM COMPENSATION
                                          -------------------                       ----------------------
                                                                                    AWARDS         PAYOUTS               ALL
                                                                                   OPTIONS/          LTIP               OTHER
NAME AND PRINCIPAL                         SALARY               BONUS                SARS          PAYOUTS         COMPENSATION(5)
    POSITION                   Year          ($)                 $(1)               (#)(2)           ($)                 ($)
- ------------------             ----        ------               -----              --------        -------         ---------------
Warren B. Phelps, III,         1995         237,538             62,500              71,084         504,167(3)           6.115
  Chairman and Chief           1994         222,231             85,600               -0-               -0-              3.612
  Executive Officer            1993         214,000            112,500               -0-         1,847,986(4)           3.339

Gilbert Cabral,                1995         211,296             48,375              53,813         504,167(3)           6,739
  President and Chief          1994         212,158             75,000               -0-               -0-              3,572
  Operating Officer            1993         204,300            112,500                           1,847,986(4)           3.288

Wallace D. Olson,              1995         156,538             30,800              47,012         248,333(3)           3.835
  Vice President               1994         155,769             50,000               -0-               -0-              3,256
  Operations                   1993         146,923             56,250               -0-           510,494(4)           2,643

Kenneth R. Guy,                1995         151,231             30,800              47,012         248,333(3)           4.551
  Vice President               1994         150,538             44,000               -0-               -0-              3.397
  Marketing and                1993         138,106             52,125               -0-           510,494(4)           2,899
  Corporate Strategy

Simon L. Lam,                  1995         141,750             28,350              36.678         165,000(3)              5.127
Vice President Product         1994         142,788             40,000               -0-                  -0-              2,992
Development                    1993         130,692             49,359               -0-           489,871(4)              2,555

- ---------------
(1) While the Named Executive Officers enjoyed certain perquisites commensurate with their positions with the Company, such perquisites did not exceed the lesser of $50,000 or ten percent (10%) of such officers' salary and bonus. Amounts set forth represent amounts earned by the Named Executive Officers under the Company's Profit Sharing Plan. Such amounts were paid to the Named Executive Officers in fiscal 1996.

(2) Includes the adjustment of options granted to the Named Executive Officers by MBCI in December 1992 and October 1993. See "Stock Option Grants."

(3) Represents amounts earned by the Named Executive Officers under the Company's Executive Bonus Plan. Such amounts were paid in fiscal 1996.

(4) Represents amounts earned by the Named Executive Officers under the Company's Performance Unit Plan, which was adopted by the Company in fiscal 1992 and amended in fiscal 1993. Such amounts were paid in approximately equal installments on December 31, 1992, 1993 and 1994.

(5) Represents amounts contributed by the Company to the Company's 401(k) plan on behalf of each Named Executive Officer and premiums paid by the Company on behalf of such officer under the Company's group term life insurance policy. In fiscal 1995, such amounts equaled $4,733 and $1,382 for Mr. Phelps, $5,471 and $1,268 for Mr. Cabral, $3,314 and $521 for Mr. Olson, $3,133 and $1,418 for Mr. Guy and $4,315 and $812 for Mr. Lam, respectively.


Stock Option Grants

         On May 10, 1994 the Board of Directors of MB Communications, Inc., the former parent corporation of the Company ("MBCI"), which is now known as Black Box Corporation, approved the distribution (the "Distribution") of two shares of Common Stock for every three shares of MBCI common stock held by MBCI stockholders on May 20, 1994. In connection with the Distribution, each outstanding option under each of MBCI's Stock Option Plans (an "MBCI Option") was adjusted by (a) issuing to the holder of an MBCI Option separate options to purchase shares of Common Stock under each of the Company's Stock Option Plans (the "Company Options") in an amount equal to two shares of Common Stock for every three shares of MBCI common stock subject to that MBCI Option and (b) decreasing the exercise price of each of the outstanding MBCI Options and the newly granted Company Options so as to maintain the aggregate intrinsic value of the original MBCI Options. The vesting schedule of each newly granted Company Option reflected the vesting schedule of the MBCI Option related thereto.

         The following table sets forth information concerning the stock options granted to each of the Company's Named Executive Officers in fiscal 1995:

                       OPTION GRANTS IN LAST FISCAL YEAR



                                                INDIVIDUAL GRANTS
                                 ------------------------------------------------------------             POTENTIAL REALIZABLE
                                                  % OF TOTAL                                             VALUE AT ASSUMED ANNUAL
                                                 OPTIONS/SARS                                             RATES OF STOCK PRICE
                                 OPTIONS/         GRANTED TO                                                  APPRECIATION
                                   SARS          EMPLOYEES IN       EXERCISE OR                            FOR OPTION TERM(2)
                                  GRANTED        FISCAL YEAR        BASE PRICE       EXPIRA-            5%                   10%
     NAME                         (#)(1)             (%)              ($/SH)        TION DATE           ($)                  ($)
    -----                        --------        ------------       -----------     ---------          ----                 -----
S>
Warren B. Phelps, III . . . .     36,000              4.3              12.13         10/14/04         274,320              695,520
                                  13,340              1.6              10.34         10/29/03          86,710              219,843
                                  21,744              2.6               8.59         12/23/02         117,418              297,675

Gilbert Cabral  . . . . . . .     27,000              3.2              12.13         10/14/04         205,740              521,640
                                  10,005              1.2              10.34         10/29/03          65,033              164,882
                                  16,808              2.0               8.59         12/23/02          90,763              230,102

Wallace D. Olson  . . . . . .     24,000              2.9              12.13         10/14/04         182,880              463,680
                                  10,005              1.2              10.34         10/29/03          65,033              164,882
                                  13,007              1.6               8.59         12/23/02          70,238              178,066

Kenneth R. Guy  . . . . . . .     24,000              2.9              12.13         10/14/04         182,880              463,680
                                  10,005              1.2              10.34         10/29/03          65,033              164,882
                                  13,007              1.6               8.59         12/23/02          70,238              178,066

Simon L. Lam  . . . . . . . .     15,000              1.8              12.13         10/14/04         114,300              289,800
                                  10,005              1.2              10.34         10/29/03          65,033              164,882
                                  11,673              1.4               8.59         12/23/02          63,034              159,803


- ---------------
(1) All options are non-qualified stock options and were granted under the Company's 1994 Employee Stock Option Plan. Except as described above under "Stock Option Grants," such options vest pro rata over the three year period that commences on the date of grant.

(2) Potential realizable value is determined by taking the initial values of $8.59, $10.34 and $12.13 per share, respectively, and applying the stated annual appreciation rate, compounded annually, from the date of the grant of the option through the expiration date of the option, subtracting the exercise price per share at the end of the period and multiplying the remaining number by the number of options granted.
         The five percent (5%) and ten percent (10%) rates of appreciation are set by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, in the Common Stock. There can be no assurance that the amounts reflected in this table will be achieved.

Option Exercises and Holdings


         The following table sets forth information with respect to each of the Company's Named Executive Officers concerning the exercise of options during fiscal 1995 and unexercised options held as of April 2, 1995:

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                                  NUMBER OF          VALUE OF UNEXERCISED
                                                                                 UNEXERCISED             IN-THE-MONEY
                                     SHARES                                      OPTIONS AT              OPTIONS AT
                                    ACQUIRED                  VALUE            FISCAL YEAR END         FISCAL YEAR END
                                   ON EXERCISE               REALIZED          (# EXERCISABLE/         ($ EXERCISABLE/
         NAME                          (#)                     ($)             # Unexercisable)      $  UNEXERCISABLE)(1)
- ------------------------           -----------               --------          ----------------      --------------------
Warren B. Phelps, III . . . .          -0-                     -0-             18,943  / 52,141              0 / 0

Gilbert Cabral  . . . . . . .          -0-                     -0-             14,541  / 39,272              0 / 0

Wallace D. Olson  . . . . . .          -0-                     -0-             12,007  / 35,005              0 / 0

Kenneth R. Guy  . . . . . . .          -0-                     -0-             12,007  / 35,005              0 / 0

Simon L. Lam  . . . . . . . .          -0-                     -0-             11,117  / 25,561              0 / 0

- --------------
(1) The closing price of the Common Stock as reported by the NASDAQ National Market System on March 31, 1995 was $7.50 per share. None of the options set forth above have an exercise price below such price per share.


           REPORT OF THE COMPENSATION COMMITTEE AND OPTION COMMITTEE

         The Compensation Committee (the "Committee") of the Board of Directors is charged with administering the Company's compensation programs for executive officers, including basic compensation and incentive compensation plans. The Option Committee of the Board of Directors is charged with administering the Company's stock option plans for all employees.

         The Company's executive compensation policy is designed to establish an appropriate relationship between executive pay and the Company's short-term and long-term growth objectives, individual executive performance and contribution, and the Company's ability to attract and retain qualified executive officers. The Committee attempts to achieve these goals by integrating competitive annual base salaries with (a) bonuses based on short-term corporate performance and on the achievement of specified performance objectives through the Profit Sharing Plan, (b) bonuses based on long-term corporate performance through the Executive Bonus Plan and (c) executive stock options. The Committee believes that cash compensation in the form of salary and bonus provides Company executives with short term rewards for success in operations and that long term compensation through the award of stock options encourages growth in management stock ownership, which leads to expansion of management's stake in the long term performance and success of the Company.

         BASE SALARY. Base salaries for executive officers are based upon performance, experience, the requirements of the position and the executive's ability to impact the Company's overall growth and success. In determining the base salary of each of the executive officers, the Company relies primarily on national and local surveys of salaries paid to executive officers. The Company and the Committee believe that the base compensation of the Company's executives is set generally at the average salary level reflected in these surveys. Historically, the Company has relied upon its Board of Directors and the Committee regarding their collective knowledge of the industry, the functions that Company executives perform and comparative salaries in making compensation decisions. Salaries and bonuses for fiscal 1995 were set in July 1994.

         The primary goals for executives, in their respective positions, are to help the Company achieve its yearly sales, profit and growth targets as established by the Board of Directors. Salaries for the executives are reviewed by the Committee on an annual basis and may be increased or decreased based upon the Committee's decision that they are competitive in the industry, and/or that a particular executive's contributions to the Company have been significant during the year.

         As a group, the Company's executives received salary increases averaging six and one-half percent (6.5%) for fiscal 1995.

         BONUSES. The Company has two incentive compensation plans relating to executive officers, a Profit Sharing Plan and an Executive Bonus Plan. All employees of the Company are covered under the Profit Sharing Plan. Incentives under these plans for the Company executives are intended to reflect the Company's belief that management contribution to shareholder returns (via increasing stock price) comes from maximizing earnings and the quality of those earnings. Payments made to or earned by the Named Executive Officers under these plans are set forth above in the Summary Compensation Table.

         Awards under the Profit Sharing Plan are made annually and are based on the attainment of specified Company objectives. The target bonus amount is determined as a percentage of the recipient's base salary and is varied reflecting the Company's belief that, as an executive's duties and responsibilities in the Company increase, he will be increasingly responsible for the performance of the Company. Accordingly, a larger portion of his compensation should be incentive compensation. For fiscal 1995, executives were assigned target bonus amounts ranging from forty percent (40%) to fifty percent (50%) of their base salary. Reflecting the Company's performance in fiscal 1995, the Company executives were paid fifty percent (50%) of their assigned target bonus amounts in April 1995.

         Incentives under the Executive Bonus Plan were based upon the attainment of certain operating targets over a three year period. The target bonus amount varied based on the executive's duties and responsibilities and his ability to effect the performance of the Company. In April 1995 the Company executives were paid their assigned target bonus amounts based on the Company's performance over the last three fiscal years.

         In the aggregate, approximately sixty-eight percent (68%) of the Company's Named Executive Officers' cash compensation for fiscal 1995 on average came from incentives directly related to Company performance. The Company believes that the compensation paid to its executives for fiscal 1995 was reasonable in view of the Company's performance and the contributions of those executives to this performance.

         STOCK OPTIONS. The Option Committee believes that stock option grants afford a desirable long-term compensation method because they closely ally the interests of management with stockholder value and are the best way to link directly the financial interests of management with those of stockholders. The number of options that each executive is granted is based primarily on the executive's ability to influence the Company's profitability and long term growth. In fiscal 1995 stock options were granted to the executive officers and other employees of the Company in amounts deemed reasonable and appropriate by the Option Committee.

         COMPENSATION OF CHIEF EXECUTIVE OFFICER. In fiscal 1995, the annual base salary of Mr. Phelps was raised from $214,000 to $250,000, an increase determined (a) to be appropriate by the Committee in recognition of his efforts to establish the Company as a separate public company and (b) to be competitive with the compensation paid to chief executive officers at comparable companies. Mr. Phelps's salary had not changed since he was appointed Chairman and Chief Executive Officer in February 1992. Under the Profit Sharing Plan, Mr. Phelps was paid fifty percent (50%) of his assigned target bonus amount of fifty percent (50%) of his base salary. Mr. Phelps also received a grant of options to purchase 36,000 shares of Common Stock, which amount constituted four and three-tenths percent (4.3 %) of options granted to all Company officers and employees in fiscal 1995.

         SUMMARY. The Committee and the Option Committee believe that the compensation paid to Mr. Phelps and the other Named Executive Officers for fiscal 1995 was reasonable in view of the Company's performance and the contributions of those executives to that performance.

              COMPENSATION COMMITTEE:                 OPTION COMMITTEE:

              Michael E. Barker, Chairman             Brian D. Young, Chairman
              Ronald D. Fisher                        Steven M. Friedman
              William A. Norred


                               PERFORMANCE GRAPH

         The following graph compares cumulative total stockholder return on the Company's Common Stock with the cumulative total stockholder return of the companies listed in the NASDAQ Market Value Index and with a peer group of companies constructed by the Company (the "Peer Group"), for the period from June 6, 1994 (the first date that the Company's Common Stock was publicly traded on the NASDAQ National Market System) to March 31, 1995. The Peer Group consists of the following companies: Data Race, Inc., Netrix Corp., Network Equipment Technologies, Inc., Newbridge Networks Corporation and Stratacorn, Inc.


                     COMPARISON OF CUMULATIVE TOTAL RETURN
                       AMONG MICOM COMMUNICATIONS CORP.,
                    NASDAQ MARKET INDEX AND PEER GROUP INDEX

                                    [GRAPH]


                     ASSUMES $100 INVESTED ON JUNE 6,1994.
                          ASSUMES DIVIDEND REINVESTED
                        FISCAL YEAR ENDING MAR. 31, 1995


         The above graph represents and compares the value, through March 31, 1995, of a hypothetical investment of $100 made on June 6, 1994, in each of (i) the Company's Common Stock, (ii) the NASDAQ Market Index, and (iii) the companies comprising the Peer Group, assuming, in each case, the reinvestment of dividends.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         In connection with the Distribution in June 1994, the Company entered into a Services Agreement (the "Services Agreement") with Odyssey Investors, Inc., an affiliate of Odyssey Partners ("Odyssey Investors"), pursuant to which the Company agreed to pay to Odyssey Investors an annual fee of $150,000 for providing certain services. On January 1, 1995, the annual fee was reduced to $75,000. This Services Agreement is the continuation of a similar agreement relating to the performance of services that the Company, Odyssey Investors and others had entered into in connection with the December 1992 initial public offering of MBCl. For fiscal 1995, the Company paid Odyssey Investors $131,250 under the Services Agreement.

         Pursuant to the Services Agreement, the Company also will reimburse Odyssey Investors for all fair and reasonable out-of-pocket expenses incurred by Odyssey Investors in providing such services. The Services Agreement is for an initial term of three years and automatically is renewed for successive one-year terms unless either Odyssey Investors or the Company elects not to renew such engagement at the end of the then current term. The Services Agreement also is terminable by the Company for cause. Mr. Barker, an affiliate of Odyssey Investors during a portion of fiscal 1995 and a director of the Company, and Mr. Kwait, an affiliate of Odyssey Investors and a nominee for director of the Company, may be deemed to receive, or to have received, benefits from the Services Agreement.

         Mr. Barker is the Chairman of the Compensation Committee. He also serves as the Chairman of the Board of MBCI and, during a portion of fiscal 1995, was President of MBCl, although he receives no compensation from MBCI for serving in such capacities. On January 2, 1995, the Company entered into an agreement with Mr. Barker, pursuant to which the Company agreed to pay to Mr. Barker a fee of $75,000 per annum for providing certain services related to product and marketing strategies and channel development in Latin America. The amount paid during fiscal 1995 under this agreement was $18,750.


Indebtedness of Management

         At the end of fiscal 1995, Mr. Phelps was indebted to the Company in an amount equal to $150,000, which amount was used by Mr. Phelps to purchase real estate; such amount bears interest at an annual rate equal to five and eight-tenths percent (5.8%). During fiscal 1995, the maximum amount of such indebtedness was $150,000.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information available to the Company as of June 23, 1995, regarding (a) the beneficial ownership of Common Stock by all those known by the Company to be beneficial owners of more than five percent (5%) of its outstanding Common Stock; and (b) the shares of Common Stock beneficially owned by (i) each of the Company's directors and nominees;
(ii) each of the Company's Named Executive Officers; and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, the stockholders have sole voting and investment power with respect to shares beneficially owned by them, subject to community property laws, where applicable.